RECEIVED

2007 MAY 17 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

[redacted]

07023594

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

11th May 2007

<u>Re: Submission of ACL Alternative Fund Ltd, file number 34999</u>

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period April 1st to April 30th 2007.

- Monthly Performance Report for April
- Daily NAV's for ACL Alternative Fund for April.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at ameleady@abbeycapital.com or call 00353 18280 411.

Kind Regards,

Andrew Meleady

Andrew Meleady
Chief Operating Officer
Abbey Capital Ltd

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

5/18

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update April 2007 **+4.8%, -0.9% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A gained +4.8% in April, and is currently -0.9% year-to-date. Strong gains came from FX markets, with equity, metals and short-term financial trading also profitable, as trends emerged following the market reversals of February and March. The weakening USD was a key driver of performance as the currency reached a record low against the EUR and breached the $2 level against the GBP.

FX

FX trading was profitable in April, with long exposure to the EUR resulting in gains as the currency reached record highs against the USD and JPY. Long EUR/USD exposure was the most profitable position on the month, with the EUR rallying +2%, breaking to an all-time high at 1.3680. The EUR strengthened as the ECB signaled an interest rate increase for June and strong European export and consumer confidence data boosted the outlook for the Eurozone. The JPY fell to a record low of 163.35 against the EUR as lower-than expected inflation data saw the BoJ leave rates unchanged at 0.5%. Long AUD and NZD positions also resulted in gains on continuing carry trade activity, with high interest rates boosting the attractiveness of both currencies.

Equity

Equity indices rallied throughout April passing the highs of February, supported by strong first quarter earnings reports, M&A activity and increased speculation on US interest rate cuts ahead. US markets reached notable highs, with the Dow Jones Industrial Average rising above 13,000 for the first time. European and Asian stocks also performed strongly, with the DAX and FTSE reaching their highest levels in over 6½ years, while the Shanghai Composite index climbed +20% to new record levels.

Financials

US bond prices endured a turbulent month with strong US employment and producer inflation data initially causing prices to fall sharply. However, the less-than-expected increase in US consumer prices saw prices rise into month-end as expectations of a Federal Reserve interest rate cut grew. European bond prices ended down on the month with an ECB rate hike anticipated in June and the economic outlook still strong.

Energy

Energy prices climbed overall in April, despite choppy movements throughout the month. Crude oil prices fell to $61 early in the month as Anglo-Iranian tensions eased, but violence surrounding the Nigerian presidential election saw prices rise above $66 per barrel into month-end. Natural gas trading was range-bound with mixed inventory data providing no clear direction, while Gasoline prices climbed +19% as US stockpiles fell to an 18-month low due to production disruptions at refineries.

Agriculture and Metals

Precious metals prices fluctuated throughout the month, with Gold reaching a high of $695 mid-month as the USD weakened, before falling into month-end as the currency stabilized. Base metals generally ended the month higher with record imports from China helping Copper rise to 7-month highs close to $8,000.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-4.8%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-2.1%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	4.8%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	-
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	-
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	-0.9%

Figure for April 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 30th April 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	100.1%	67.4%
Annualised ROR	11.4%	10.1%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.1%	13.8%
Volatility from Nov 2003	11.9%	11.9%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.5

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Trading Style Analysis

Seventeen of the twenty managers in the ACL Alternative were positive in April, with Trendfollowing the most profitable strategy. Markets re-established clear trends and provided profitable opportunities, especially in FX, equity and metals markets. Value trading was profitable with the AUD and NZD rallying strongly as carry trade activity continued on widening interest rate differentials. Short exposure to the S&P 500 and the AUD led to a negative month for Macro trading. Short-term Systematic trading was positive, making gains in FX markets. FX trading was also profitable on the month, as losses on the USD/JPY were offset by long EUR exposure.

Correlation Table

(Monthly Returns from December-2000 to April-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.3	-0.3
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program USD Share Class A Cumulative Return - December 00 to April 07*


$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $2,001
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07

** Figure for April 07 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: April 07*


Cumulative Gross Trading P&L
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Currency - majors
Equity Indices
Metals - Base
ST Financial
Metals - Precious
Currency - emerging markets
Energy
Grains
LT Financial
Meats
Softs
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

30-Apr-07

Submission of ACL Alternative Fund Ltd, file number ***34999***

Date	NAV
31-Mar-07	159.740
2-Apr-07	160.670
3-Apr-07	161.920
4-Apr-07	162.790
5-Apr-07	163.350
9-Apr-07	163.420
10-Apr-07	165.080
11-Apr-07	165.490
12-Apr-07	165.670
13-Apr-07	167.480
16-Apr-07	168.830
17-Apr-07	169.160
18-Apr-07	167.610
19-Apr-07	166.390
20-Apr-07	168.050
23-Apr-07	167.000
24-Apr-07	166.120
25-Apr-07	167.380
26-Apr-07	167.460
27-Apr-07	168.220
30-Apr-07	167.390

END